Ryan C. Wilkins 949 725 4115 rwilkins@stradlinglaw.com	Stradling Yocca Carlson & Rauth LLP 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660-6422 949 725 4000 stradlinglaw.com

January 31, 2024

SUBMITTED VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Erin Donahue
Erin Purnell

Re:	Expion360 Inc.

Registration Statement on Form S-1
Filed January 23, 2024
File No. 333-276663
Responses to Staff comments made by letter dated January 29, 2024

Dear Erin Donahue and Erin Purnell:

Set forth below are the responses of Expion360 Inc. (the “Company”) to comments made by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated January 29, 2024 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-1 that the Company filed on January 23, 2024. Concurrent with the submission of this response letter, the Company is filing Amendment No. 1 to its Registration Statement on Form S-1 (as filed, the “Registration Statement”). The Registration Statement has been revised in response to Staff comments made in the Comment Letter.

The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter. To the extent applicable, each response contains a reference to the page number(s) where the responsive information may be found in the Registration Statement.

Securities and Exchange Commission

Expion360 Inc.

Registration Statement on Form S-1

January 31, 2024

Registration Statement on Form S-1 filed January 23, 2024

General

1.	Please update your director compensation table for the fiscal year ended December 31, 2023.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises that is has updated the director compensation table on page 61 of the Registration Statement for the fiscal year ended December 31, 2023.

2.	We note that you incorporate information by reference into your registration statement. However, since you have not filed your Form 10-K for the fiscal year ended December 31, 2023, you are not eligible to incorporate by reference. See General Instruction VII.C of Form S-1. Please amend the registration statement to either remove references to incorporation by reference, or file your Form 10-K for the fiscal year ended December 31, 2023, and update accordingly.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has amended the Registration Statement to remove references to incorporation by reference. Revisions have been made to pages 29, 30, and 88 in the Registration Statement.

* * * * *

Securities and Exchange Commission

Expion360 Inc.

Registration Statement on Form S-1

January 31, 2024

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4115 or via email at rwilkins@stradlinglaw.com, or in his absence, Amanda McFall via telephone at (949) 725-4029 or via email at amcfall@stradlinglaw.com.

Sincerly,

/s/ Ryan C. Wilkins

Ryan C. Wilkins, Esq.

Partner

Chair, Corporate & Securities Practice

STRADLING YOCCA CARLSON & RAUTH LLP

cc: Expion360 Inc.
 Brian Schaffner, Chief Executive Officer

Stradling Yocca Carlson & Rauth LLP
Amanda McFall, Esq.